UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On January 8, 2021, ZK International Group Co., Ltd. (the “Company”) closed a registered offering with a group of investors pursuant to certain securities purchase agreements (each a “Securities Purchase Agreement” and together, the “Securities Purchase Agreements”), pursuant to which the Company agreed to sell to the investors a total of 1,784,992 ordinary shares, with no par value, of the Company (the “Shares”) at a price per share of $1.40.

The Company received gross proceeds in the amount of approximately $2,499,000. The Company currently plans to use the proceeds for working capital and other general corporate purposes. The sales and offering of the Shares were effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-230860) filed by the Company on April 15, 2019, which was declared effective by the Securities and Exchange Commission (the “SEC”) on April 29, 2019, pursuant to a prospectus supplement filed with the SEC on December 22, 2020 (collectively, the “Registration Statement”).

A copy of the Form of Securities Purchase Agreement is filed as Exhibits 10.1 to this report and is incorporated by reference herein. The foregoing summaries of such document is subject to, and qualified in their entirety by reference to, such exhibit. The Securities Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

Financial Statements and Exhibits.

Exhibits

Exhibit Number	Description of Exhibit
5.1	Opinion of Mourant Ozannes, BVI counsel of the Company
10.1	Form of Securities Purchase Agreement between the Company and the investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board